Filed by F.N.B. Corporation

(Commission File No. 001-31940)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PVF Capital Corp.

(Commission File No. 0-24948)

The following slides were included in the presentation of Vincent J. Delie, Jr., President and Chief Executive Officer of F.N.B. Corporation, at the Keefe, Bruyette & Woods Boston Bank Conference on February 27, 2013:

Additional Information About the Mergers
INFORMATION ABOUT THE MERGER WITH PVFC
F.N.B. Corporation (FNB) and PVF Capital Corp. (PVFC) will file a proxy statement/prospectus and other relevant documents with the SEC in connection with their pending merger.
SHAREHOLDERS OF PVF CAPITAL CORP. ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER
RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION.
FNB, PVFC and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of PVFC in connection with the proposed merger. The proxy statement/prospectus, when it becomes available, will describe any interest in the merger they may have.
INFORMATION ABOUT THE MERGER WITH ANNB
In connection with the pending merger between FNB and Annapolis Bancorp, Inc. (ANNB),  FNB has filed a Registration Statement on Form S-4 (Registration No.
333-186159) with the SEC, which includes a Proxy Statement of ANNB and a Prospectus of FNB.
STOCKHOLDERS OF ANNAPOLIS BANCORP, INC. ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING
THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS,
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
FNB, ANNB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANNB in connection with the merger. A description of their interests in the merger is included in the proxy statement/prospectus of ANNB and FNB.
HOW TO OBTAIN ADDITIONAL INFORMATION
Free copies of the documents referred to above may be obtained, free of charge, at the SEC’s website at www. sec.gov, or by contacting any of the persons listed below:
For documents filed by FNB -- James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone (724) 983-3317
For documents filed by PVFC -- Jeffrey N. Male, Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, OH 44139, telephone (440) 248-7171
For documents filed by ANNB -- Edward J. Schneider, Treasurer and Chief Financial Officer, Annapolis Bancorp, Inc., 1000 Bestgate Road, Suite 400, Annapolis,
MD 21401, telephone (410) 224-4455
This communication does not constitute an offer of any securities for sale.

Baltimore
Philadelphia
Allentown
Chatham

F.N.B. Corporation

Positioning for Market Share Expansion Source: SNL Financial, Pro-Forma ANNB Acquisition PVFC Acquisition Cleveland MSA Pittsburgh MSA Baltimore MSA